

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 6, 2017

Via E-mail
Gregory S. Cole
Chief Financial Officer
K2M Group Holdings, Inc.
600 Hope Parkway SE
Leesburg, VA 20175

> **Re: K2M Group Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **File No. 001-36443**

Dear Mr. Cole:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Non-GAAP Financial Measures, page 77

1.   We note that your non-GAAP measure, Adjusted EBITDA, includes an adjustment that deducts cash payments made for rent on the capital lease of your new headquarters and operations facilities. Please explain to us management's rationale for this adjustment. Tell us what the resulting non-GAAP measure is intended to convey to investors and how adjusting for these cash-rent payments meets that objective. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

2.   Further, tell us whether you made any other rent payments in the reported periods. If so, discuss your reasons for any difference in the treatment of these payments when presenting the Adjusted EBITDA measure.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

3.   The second paragraph of the audit opinion refers to conducting audits in accordance with the "auditing" standards of the Public Company Accounting Oversight Board (United States). Please amend your Form 10-K to include an audit report stating that the audits were conducted in accordance with the "standards of the Public Company Accounting Oversight Board (United States)" as required by paragraph 3 of AS 1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery